Writer’s Direct Number	Writer’s E-mail Address
212.756.2709	kristen.poole@srz.com

May 6, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:	MGM Resorts International (“MGM” or the “Company”) Additional Definitive Soliciting Materials Filed on April 27, 2015 Filed by Land & Buildings Investment Management, LLC, et al. File No. 001-10362

Dear Mr. Duchovny:

On behalf of Land & Buildings Investment Management, LLC and its affiliates (collectively, “Land & Buildings”), Matthew J. Hart, Richard Kincaid and Marc A. Weisman (each, a “Filing Person” and collectively with Land & Buildings, the “Filing Persons”), we are responding to your letter dated April 27, 2015 (the “SEC Comment Letter”) in connection with the press release filed as Additional Definitive Soliciting Materials on Schedule 14A on April 27, 2015 (the “Press Release”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Additional Definitive Soliciting Materials

1.	Please provide us support for the referenced “dead hand proxy put” in the company’s debt agreement referred to in your soliciting materials.

In response to your comment, the Filing Persons note that the aforementioned "dead hand proxy put" provision is contained in the Amended and Restated Credit Agreement, dated as of December 20, 2012, among MGM and the other parties thereto, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on December 20, 2012 (the "Credit Agreement"). A "proxy put" provision is a mechanism by which the lenders under a debt agreement may declare an event of default and accelerate the debt in the event that a majority of directors are replaced during a specified time period. For example, Section 9.01(m) of the Credit Agreement provides that an "Event of Default" occurs upon a "Change of Control", which is defined in Section 1.01 of the Credit Agreement to include:

"an event or series of events by which…during any period of 24 consecutive months, a majority of the members of the board of directors or other direct or indirect equivalent governing body of the Company cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any Person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors)."

Section 9.02 of the Credit Agreement provides that, if any Event of Default occurs and is continuing, the administrative agent thereunder shall at the request of the Required Lenders (as defined in the Credit Agreement), among other things, declare the unpaid principal amount under the Credit Agreement, and any outstanding and unpaid interest thereon, immediately due and payable. The proxy put in the Credit Agreement also has a "dead hand" feature (set forth in the parenthetical at the end of clause (iii) above), which does not permit the Company's current directors to approve the appointment or election of individuals whose initial nomination or appointment occurs as a result of a threatened or actual proxy solicitation.

2.	We note the quote by Mr. Litt in the second paragraph of your press release. Please tell us, with a view toward revised disclosure, whether the company’s actions described in your press release have no reasonable positive governance effect, as your language implies (i.e., entering into such an agreement “represents a complete and utter lack of respect for the shareholder franchise and a blatant example of entrenchment.”).

In response to your comment, the Filing Persons respectfully note that, while the adoption of a dead hand proxy put provision in the Company's debt documents may provide benefits unrelated to governance to certain persons (e.g., the lenders party thereto), they do not believe that the Company's actions described in the Press Release have any reasonable positive governance effect. As a result, the Filing Persons do not believe that any revisions to such disclosure in the Press Release are necessary.

3.	You also disclose that the Delaware courts have “repeatedly” criticized such “proxy puts” but provide only one example of such criticism. Please provide additional support for your disclosure or revise it appropriately.

In response to your comment, the Filing Persons are hereby providing as supplemental support the following two additional examples where Delaware courts have criticized proxy puts:

(a)	In Kallick v. SandRidge Energy, 68 A.3d 242 (Del. Ch. 2013), the Delaware Court of Chancery, in granting a preliminary injunction to the plaintiff with respect to a proxy put that did not even have a "dead hand" feature, stated that "unless the incumbent board determined, by way of example, that the rival candidates lacked ethical integrity, fell within the category of known looters, or made a specific determination that the rival candidates proposed a program that would have demonstrably material adverse effects for the corporation's ability to meet its legal obligations to its creditors, the incumbent board should approve the rival slate and allow the stockholders to choose the corporation's directors without fear of adverse financial consequence, and also eliminate the threat to the corporation of a forced refinancing."
(b)	In Pontiac General Employees Retirement System v. Healthways, Inc., C.A. No. 9789-VCL (Del. Ch. Oct. 14, 2014) (transcript ruling), the Delaware Court of Chancery (VC Laster), in a bench ruling, noted that there was ample precedent from the Court putting lenders on notice that dead hand proxy puts were "highly suspect" because of their "recognizing entrenching effect".

Based on the foregoing, the Filing Persons do not believe that any revisions to such disclosure in the Press Release are necessary.

4.	Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Provide us support for your disclosure that the board has breached its fiduciary duties by approving and maintaining the “Dead Hand Proxy Put.”

In response to your comment, the Filing Persons respectfully note that the Press Release does not contain any allegation or statement attributed to the Filing Persons that the board has breached its fiduciary duties by approving and maintaining the "Dead Hand Proxy Put", but rather quotes the allegation that Pontiac General made in its suit that "[t]he Board breached their fiduciary duties by approving and maintaining the Dead Hand Proxy Put." Nevertheless, the Filing Persons believe that the following cases, which are cited in the Press Release and in response to comment #3 above, provide a reasonable basis for the belief that the Company's board of directors breached its fiduciary duties by approving and maintaining the Company's dead hand proxy put:

(a)	In San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc., 983 A.2d 304 (Del. Ch. 2009), the Delaware Court of Chancery stated that a dead hand proxy put "with such an eviscerating effect on the stockholder franchise would raise grave concerns. In the first instance, those concerns would relate to the exercise of the board's fiduciary duties in agreeing to such a provision." The Court went on to clarify that it "would want, at a minimum, to see evidence that the board believed in good faith that, in accepting such a provision, it was obtaining in return extraordinarily valuable economic benefits for the corporation that would not otherwise be available to it… [and] would have to closely consider the degree to which such a provision might be unenforceable as against public policy."
(b)	In Kallick v. SandRidge Energy, Chancellor Strine specifically concluded that, in that context (in which the proxy put at issue was not even subject to a "dead hand" provision, so that the incumbent board members had the ability to approve the dissident's nominees), "an 'eviscerating' threat to the shareholder franchise exists when the board retains the power to approve the dissident slate, but refuses to exercise that power to protect itself or give itself an advantage in a proxy contest…the board has likely acted with an absence of good faith and reasonableness inconsistent with their fiduciary duties."
(c)	In Pontiac General Employees Retirement System v. Healthways, Inc., the Delaware Court of Chancery noted that, while its denial of the company's motion to dismiss did not necessarily mean that the adoption of a proxy put is a per se breach of fiduciary duty, the facts surrounding the adoption of a proxy put—including what the board did or didn't do or knew or didn't know and the back and forth between the company and the lenders—could lead to a fiduciary duty breach by borrowers.

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In closing, please direct additional comments to me at (212) 756-2709 or David Rosewater at (212) 756-2208.

Very truly yours,

/s/ Kristen P. Poole
Kristen P. Poole